The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      February 13, 2008

                   Pricing Supplement dated February [ ], 2008
          to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

 [RBC LOGO]                     $[ ]
                                Royal Bank of Canada
                                Principal Protected Equity Linked Notes Linked
                                to a Global Basket of Indices, due February 28,
                                2014




     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Assets described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Interest rate                 We will not pay you interest during the term of
(coupon):                     the notes.

Principal Protection:         100%

Reference Assets:             The payment at maturity on the notes is linked to
                              the value of a weighted basket (the "Basket") consisting of three indices (each a "Basket
                              Index", and together, the "Basket Indices"). Such weightings will be achieved by providing a Component Weight for each Basket Index.

                              Basket Index                                Component Weight       Initial Reference Level
                              ------------                                ----------------       -----------------------
                              Standard & Poor's 500(R) Index                 33.3333%

                              Dow Jones Euro STOXX 50(R) Index               33.3333%

                              Nikkei(R) 225 Index                            33.3334%

Incorporated risk             The notes are subject to the risks set forth under
factors:                      the heading "General Risks" in the product
                              prospectus supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks
                              Specific To Notes Linked To The Performance Of An
                              Equity Security, An ETF, An Equity Index Or A
                              Basket Of Equity Securities, Equity Indices Or
                              ETFs."

Initial Valuation Date:       February 26, 2008

Issue Date:                   February 29, 2008

Maturity Date:                February 28, 2014

Term:                         The term of your notes is approximately 6 years.

Payment at Maturity:          At maturity, you will receive a cash payment based
                              on the bullish formula using the average price of the Reference Assets on the Basket Valuation Dates as described in the product prospectus supplement.

Basket Performance:           The Basket Performance is based on the average
                              weighted return of the Reference Assets on the Basket Valuation Dates.

Basket Valuation              The 25th day of each month, beginning on March 25,
Dates:                        2012 and ending on February 25, 2014, inclusive,
                              or, if any of the dates is not a Business Day, the next following Business Day. The "Number of
                              Valuation Dates" is twenty-four (24).

Participation Rate:           100%

Special features of           The notes are principal protected equity linked
the notes:                    notes offering full participation in the average
                              performance of the Reference Assets during the last two years prior to maturity. If the performance on the Reference Assets is zero or negative, the return on the notes will be limited to the principal amount. See the section "Certain
                              Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment:           We intend to treat the notes as subject to the
                              special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call
                              RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain
                              Income Tax Consequences" in the accompanying prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                       $1,000 (except for certain non-U.S. investors for
Investment:                   whom the minimum investment will be higher)

Denomination:                 $1,000 (except for certain non-U.S. investors for
                              whom the denomination will be higher)

Final Valuation Date:         February 25, 2014, subject to extension for market
                              and other disruptions.

Determination of              The Reference Level of the Reference Asset on any
Reference Level:              trading day will equal the official closing level
                              of the Standard & Poor's 500(R) Index, Dow Jones
                              Euro STOXX 50(R) Index and Nikkei(R) 225 Index or any successor index or indices thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Reference Level for the Reference Assets will be based on an alternate calculation of the Standard & Poor's
                              500(R) Index, Dow Jones Euro STOXX 50(R) Index and
                              Nikkei(R) 225 Index described under
                              "Unavailability of the Reference Price on a Valuation Date -- Reference Asset Consisting of an
                              Equity Securities Index" in the product prospectus supplement.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                     U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                        78008E3L9

Calculation agent:            The Bank of New York.

Terms Incorporated            All of the terms appearing above the item
In the Master Note:           captioned "Listing" on the cover page of this
                              pricing supplement and the terms appearing under the caption "Additional Terms of the Principal
                              Protected Notes" in the product prospectus supplement with respect to principal protected notes dated January 7, 2008.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $37.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $37.50 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $10.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $75.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                              Hypothetical Returns

The examples set forth below are included for illustration purposes only. The reference levels of the Basket Indices used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the references levels of the Basket Indices on the initial valuation date or the basket valuation dates, as the case may be, on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, with a participation rate of 100% and that no extraordinary event has occurred.



Example 1--    Calculation of the Payment at Maturity where the Basket
               Performance is positive.
               Basket Performance:      15% (including the averaging of the
                                        twenty-four valuation dates)
               Payment at Maturity      $10,000 + ($10,000 x 15%) = $10,000 +
                                        $1,500 = $11,500
               On a $10,000 investment, a 15% Basket Performance results in a payment at maturity of $11,500, a 15% return on the Notes.



Example 2--    Calculation of the Payment at Maturity where the Basket
               Performance is negative.
               Basket Performance:      -25% (including the averaging of the
                                        twenty-four valuation dates)
               Payment at Maturity      $10,000 + ($10,000 x -25%) = $10,000 +
                                        $0 = $10,000; the Payment at Maturity
                                        cannot be less than zero; therefore, the Payment at Maturity will be limited to the Principal Amount.
               On a $10,000 investment, a -25% Basket Performance results in a Payment at Maturity of $10,000, a 0% return on the Notes.





                             Historical Information


The graphs below set forth the historical performance of each Reference Asset. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of each Reference Asset. The information provided in this table is for the second, third and fourth calendar quarters of 2004, the four calendar quarters of 2005, 2006, 2007, as well as for the period from January 1, 2008 through February 12, 2008.

We obtained the information regarding the historical performance of each Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of each Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market levels of each Reference Asset on any of the Basket Valuation Dates or the Final Valuation Date. We cannot give you assurance that the performance of any Reference Asset will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     4/1/2004             6/30/2004               1150.57                 1076.32                  1140.84
     7/1/2004             9/30/2004               1140.84                 1060.72                  1114.58
    10/1/2004            12/31/2004               1217.33                 1090.19                  1211.92

     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             2/12/2008               1471.77                 1270.05                  1348.86


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                                  Euro STOXX 50
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     4/1/2004             6/30/2004               2919.57                 2630.21                  2811.08
     7/1/2004             9/30/2004               2842.81                 2559.88                  2726.3
    10/1/2004            12/31/2004               2960.97                 2727.76                  2951.01

     1/1/2005             3/31/2005               3117.77                 2914                     3055.73
     4/1/2005             6/30/2005               3198.89                 2911.48                  3181.54
     7/1/2005             9/30/2005               3438.76                 3079.89                  3428.51
    10/1/2005            12/30/2005               3621.89                 3212.07                  3578.93

     1/1/2006             3/31/2006               3881.69                 3515.07                  3853.74
     4/1/2006             6/30/2006               3897.4                  3379.66                  3648.92
     7/1/2006             9/29/2006               3921.15                 3462.77                  3899.41
    10/1/2006            12/29/2006               4147.38                 3858.87                  4119.94

     1/1/2007             3/31/2007               4278.22                 3906.15                  4181.03
     4/1/2007             6/30/2007               4572.82                 4163.77                  4489.77
     7/1/2007             9/30/2007               4564.03                 4028.72                  4381.71
    10/1/2007            12/31/2007               4502.8                  4176.3                   4399.72

     1/1/2008             2/12/2008               4411.59                 3528.88                  3803.76


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                                Japan Nikkei 225
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     4/1/2004             6/30/2004               12195.66                10489.84                 11858.87
     7/1/2004             9/30/2004               11988.12                10545.89                 10823.57
    10/1/2004            12/31/2004               11500.95                10575.23                 11488.76

     1/1/2005             3/31/2005               11975.46                11212.63                 11668.95
     4/1/2005             6/30/2005               11911.9                 10770.58                 11584.01
     7/1/2005             9/30/2005               13678.44                11540.93                 13574.3
    10/1/2005            12/30/2005               16445.56                12996.29                 16111.43

     1/1/2006             3/31/2006               17125.64                15059.52                 17059.66
     4/1/2006             6/30/2006               17563.37                14045.53                 15505.18
     7/1/2006             9/29/2006               16414.94                14437.24                 16127.58
    10/1/2006            12/29/2006               17301.69                15615.56                 17225.83

     1/1/2007             3/31/2007               18300.39                16532.91                 17287.65
     4/1/2007             6/30/2007               18297                   16999.05                 18138.36
     7/1/2007             9/30/2007               18295.27                15262.1                  16785.69
    10/1/2007            12/31/2007               17488.97                14669.85                 15307.78

     1/1/2008             2/12/2008               15156.66                12572.68                 13021.96


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset Performance is zero or negative on the Final Valuation Date, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the Reference Asset Performance was positive as of some date or dates prior to the Final Valuation Date, because the payment at maturity will be calculated solely on the basis of the Reference Asset Performance (or otherwise determined by the calculation agent, in the case of a market disruption event) as of the Final Valuation Date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the levels of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.

The averaging method used to calculate your payment at maturity has several consequences.

          o The Basket Performance will be determined based upon the difference between the level of the Reference Assets on the issuance date and the arithmetic average of the respective closing levels of the Reference Assets on each the Basket Valuation Dates (set forth above). This means that Basket Performance will not be based on the increase, if any, from the Initial Reference Price to the Reference Price at maturity; rather, it will be based on the average of the Reference Prices at a series of regular, specific points in time (the Basket Valuation Dates) during the term of the Notes.

          o Because the Basket Performance is based on the average of the level of the Reference Assets on the Basket Valuation Dates, the amount you will receive at maturity will be different, and possibly less than, the amount that you would receive if the Basket Performance was calculated solely based on the change in the level of the Reference Assets from the beginning of the term of the Notes to maturity. You should examine the effects of calculating the Basket Performance based on the average level of the Reference Assets on the Basket Valuation Dates before deciding to invest in the Notes. Please review the section headed "Hypothetical Returns" above.

          o The general effect of averaging the Reference Asset Levels at each Basket Valuation Date during the term of the Notes is to moderate the potential benefit of any large increase in the Reference Asset Level and the potential detriment of any large decrease in the Reference Asset Levels. Accordingly, large increases or decreases in the Reference Assets that are reflected in the Reference Asset Levels at a few Basket Valuation Dates will generally be offset by averaging these Reference Asset Levels with the Reference Asset Levels at other Basket Valuation Dates. You should not purchase the Notes if you seek interest equal to the positive change, if any, between the Initial Reference Level and the Reference Level at Maturity.

          o Because there are no Valuation Dates until the fourth anniversary of the pricing date, you will not receive any potential benefit of temporary increases in the Reference Assets during the first four years of the term of the Notes in excess of the Reference Level on the first Valuation Date in determining the Bakset Performance.


                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about February 29, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                     Principal Protected Equity Linked Notes
           Linked to a Global Basket of Indices, due February 28, 2014

                                February _, 2008